EXHIBIT 11-1

THE NAVIGATORS GROUP, INC. AND SUBSIDIARIES

COMPUTATION OF PER SHARE EARNINGS

Earnings Per Share of Common Stock and Common Stock Equivalents

($ in thousands, except per share data)

	Three Month Ended March 31,
	2004	2003

Net income applicable to common stock	$8,913	$4,710

Average number of common shares outstanding	12,554	8,494

Net income per share – Basic	$0.71	$0.55

Average number of common shares outstanding	12,554	8,494
Add: Assumed exercise of stock options and vesting of stock grants	100	230

Common and common equivalent shares outstanding	12,654	8,724

Net income per share – Diluted	$0.70	$0.54